UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

EMS TECHNOLOGIES, INC.
(Name of Subject Company)

EMS TECHNOLOGIES, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

26873N108
(CUSIP Number of Class of Securities)

Dr. Neilson A. Mackay
President and Chief Executive Officer
EMS Technologies, Inc.
660 Engineering Drive
Norcross, Georgia 30092
(770) 263-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)

With copies to:

C. William Baxley	Stephen Fraidin
Anne M. Cox	Yi (Claire) Sheng
King & Spalding LLP	Kirkland & Ellis LLP
1180 Peachtree Street, N.E.	601 Lexington Avenue
Atlanta, Georgia 30309	New York, New York 10022
(404) 572-4600	(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by EMS Technologies, Inc., a Georgia corporation (the “Company”), relating to the tender offer disclosed in the Schedule TO, dated June 27, 2011, filed by Egret Acquisition Corp., a Georgia corporation (“Purchaser”) and a wholly owned subsidiary of Honeywell International Inc., a Delaware corporation (“Parent”), pursuant to which Purchaser is offering to purchase all the issued and outstanding shares of the Company’s common stock, par value $0.10 per share (the “Shares”), including the associated common stock purchase rights, at a purchase price of $33.00 per share (the “Offer Price”), net to the holder in cash, subject to any applicable withholding taxes and without interest, and otherwise upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2011 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”).

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment is being filed to reflect certain updates as reflected below.

Item 2. Identity and Background of Filing Person.

Item 2 of Schedule 14D-9 is hereby amended and supplemented by adding the following after the second full paragraph of “Tender Offer and Merger.”

“On July 26, 2011, Parent issued a press release announcing, among other things, that Purchaser had extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 5:30 p.m., New York City time, on August 19, 2011. Parent, Purchaser and the Company have mutually agreed to this extension of the Offer. The Offer, which had been previously scheduled to expire at 12:00 midnight, New York City time, on July 25, 2011, was extended to allow additional time to obtain necessary antitrust approvals and approvals of the Federal Communications Commission. The Offer may be further extended as described in the Offer to Purchase.

BNY Mellon Shareowner Services has advised Parent that, as of 6:00 p.m., New York City time, on July 25, 2011, an aggregate of 13,593,226 Shares, or approximately 87.4% of the outstanding Shares (or approximately 81.6% calculated on a fully diluted basis), had been validly tendered into, and not withdrawn from, the Offer, including 1,390,810 Shares tendered through notices of guaranteed delivery.

The full text of the press release issued by Parent is incorporated as Exhibit (a)(19) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(19)

Press release issued by Parent, dated July 26, 2011, announcing extension of the Offer (incorporated by reference to Exhibit (a)(1)(I) to Amendment No. 4 to the Schedule TO filed with the SEC by Parent and Purchaser on July 26, 2011)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

EMS TECHNOLOGIES, INC.

By:	/s/ GARY B. SHELL
Name: Gary B. Shell
Title: Senior Vice President and Chief Financial Officer

Dated: July 26, 2011